May 22, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Lauren Nguyen and Mr. John Conlon Danberg

100 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 (No. 022-29126) of The Cannabist Company Holdings Inc.

Dear Ms. Nguyen and Mr. Danberg:

On behalf of The Cannabist Company Holdings Inc. (the “Company”), and pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 be accelerated to 5:00 PM, Washington, D.C. time, on May 28, 2025, or as soon thereafter as practicable.

The Cannabist Company Holdings Inc. hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

The Cannabist Company Holdings Inc.

/s/ David Sirolly
David Sirolly
Chief Legal Officer and General Counsel

cc:	James Guttman, Dorsey & Whitney LLP